Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 6, 2024

VIA EDGAR TRANSMISSION

Ms. Megan Miller
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401

Dear Ms. Miller:

This correspondence is being filed in response to the oral comments provided to Jay Fitton of U.S. Bank Global Fund Services on August 16, 2024 regarding your review of the recent shareholder reports filed on Form N-CSR and Form N-CEN for series of the Trust (each, a “Fund,” and collectively, the “Funds”) listed below. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

S000080973	Rockefeller US Small Cap Core Fund
S000072137	Rockefeller Climate Solutions Fund
S000076012	Mairs & Power Small Cap Fund
S000076014	Mairs & Power Growth Fund
S000076013	Mairs & Power Balanced Fund
S000069483	Mairs & Power Minnesota Municipal Bond ETF

The Trust’s responses to your comments are as follows:

Comments with respect to the Rockefeller US Small Cap Core Fund and Rockefeller Climate Solutions Fund:

1. Comment: The Staff notes that in the notes to the financial statements, the Funds have certain commitments and contingencies. However, the balance sheet does not include disclosure either by amount, or by a line item, that references the notes in the financial statements. Please update going forward.

Response: The Trust responds by supplementally explaining that it does not consider the amounts subject to recoupment to be commitments and contingencies. The Trust does not consider amounts subject to recoupment to be a commitment because there is not an entity that can demand payment and there is the potential that the recoupment could expire. As such, the Trust respectfully declines to make the requested revision.

Comments with respect to the Mairs & Power Small Cap Fund, Mairs & Power Growth Fund, Mairs & Power Balanced Fund and Mairs & Power Minnesota Municipal Bond ETF:

2. Comment: The Staff notes that certain sections of the financial statement were marked “unaudited.” Please re-file Form N-CSR and update the sections of the financial statements that were marked as “unaudited.”

Response: The Trust responds by supplementally confirming it will re-file the Form N-CSR for the period ended December 31, 2023 to remove the “unaudited” reference from the header to the Notes to the Financial Statements.

Comments with respect to the Mairs & Power Minnesota Municipal Bond ETF:

3. Comment: Please explain why the schedule of investments was not categorized by type of investment and related industry, country, or geographic location.

Response: The Trust responds by supplementally explaining that the schedule of investments categorizes the holdings by type of investment, particularly municipal bonds and short-term investments. The Trust confirms that going forward it will add a reference to the State of Minnesota for the municipal bonds.

4. Comment: Please disclose the tax basis of distributable earnings as of the most recent tax year on an accumulated basis or explain why the amounts in the notes to the financial statements do not tie to the balance sheet.

Response: The Trust responds by supplementally explaining that the Mairs & Power Minnesota Municipal Bond ETF has a fiscal year end of 12/31 and a tax year end of 11/30 and as such the distributable earnings referenced in the footnotes as of 11/30 will not tie to the balance sheet as of 12/31.

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ John P. Buckel
John P. Buckel
President
Trust for Professional Managers
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